Sono-Tek Corporation
2012 Route 9W
Milton, New York 12547

September 9, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Patrick Faller

Re:	Sono-Tek Corporation (the “Company”) Registration Statement on Form S-3 (File No. 333-267067)

Acceleration Request

Requested Date:    Wednesday, September 14, 2022
Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Wednesday, September 14, 2022, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact David Henkoff of Eilenberg & Krause LLP, counsel to the Company, at (212) 994-4760.

Sincerely,

SONO-TEK CORPORATION

By:	/s/ Stephen J. Bagley
Stephen J. Bagley
Chief Financial Officer